SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549


                            FORM 11-K



(Mark one)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1993, or

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from
_____________ to _____________.

                  Commission file number 1-6961

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            The Gannett Co., Inc. 401(k) Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
1100 Wilson Boulevard
Arlington, Virginia   22234

                          THE GANNETT CO., INC.
                           401(k) SAVINGS PLAN
                   FINANCIAL STATEMENTS AND SCHEDULES
                            DECEMBER 31, 1993

                          THE GANNETT CO., INC.
                           401(k) SAVINGS PLAN
               INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                            DECEMBER 31, 1993



                                                                Page
                                                                ----
Report of Independent Accountants                                 1

Statement of Net Assets Available for Benefits                    2

Statement of Changes in Net Assets Available for Benefits         3

Notes to Financial Statements                                     4

Schedule of Investments                                          10

Schedule of Transactions and Series of Transactions
   in Excess of 5% of the Current Value of Plan Assets           14



All other schedules are not required or applicable.

                REPORT OF INDEPENDENT ACCOUNTANTS
                ---------------------------------


To the Gannett Retirement Plan Committee and
Participants of The Gannett Co., Inc. 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of The Gannett Co., Inc. 401(k) Savings Plan at December 31, 1993 and the changes in its financial status for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Price Waterhouse



Washington, D.C.
June 9, 1994


                            THE GANNETT CO., INC.
                             401(k) SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                        December 31,
                                       ------------- December 31, 1993 ---------------      1992
                                         Allocated       Unallocated         Total         Total
                                       -------------   --------------  ---------------  ------------
      Assets
      ------
Cash                                    $     14,172                   $     14,172    $    564,658
                                       -------------   --------------  -------------   -------------

Investments, at market value
  (cost of $178,216,932 and
  $133,606,753 for 1993 and
  1992, respectively):
    Gannett Co., Inc. common stock        34,053,674     $55,402,600     89,456,274      73,235,447
    Other common stocks                   35,414,092                     35,414,092      21,045,313
    Pooled funds                          31,180,461           1,742     31,182,203      19,444,136
    Insurance contracts                   49,424,894                     49,424,894      35,809,903
    Participant loans                      2,826,850                      2,826,850       1,471,783
                                       -------------   --------------  -------------   -------------
    Total investments                    152,899,971      55,404,342    208,304,313     151,006,582
                                       -------------   --------------  -------------   -------------
Receivables:
  Employer contribution                       21,281                         21,281          19,873
  Employee contributions                     114,740                        114,740         325,758
  Interest and dividends                     331,385         321,860        653,245         579,408
  Securities sold                            335,625                        335,625         410,932
  Other receivables                            6,601                          6,601
                                       -------------   --------------  -------------   -------------
    Total receivables                        809,632         321,860      1,131,492       1,335,971
                                       -------------   --------------  -------------   -------------
Accrued allocation of 10,794 shares
  of Gannett Co., Inc. common stock
  for November and December 1993,
  at market                                  610,134        (610,134)
                                       -------------   --------------  -------------   -------------
    Total assets                         154,333,909      55,116,068    209,449,977     152,907,211
                                       -------------   --------------  -------------   -------------

  Liabilities
  -----------
Due to broker for securities                 416,973                        416,973       1,000,912
Note payable                                              27,226,984     27,226,984      32,576,983
                                       -------------   --------------  -------------   -------------
    Total liabilities                        416,973      27,226,984     27,643,957      33,577,895
                                       -------------   --------------  -------------   -------------
    Net assets available for benefits   $153,916,936     $27,889,084   $181,806,020    $119,329,316
                                       =============   ==============  =============   =============



See accompanying notes
   to financial statements.



                               THE GANNETT CO., INC.
                                401(k) SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                 Year Ended
                                                                                December 31,
                                   ------ Year Ended December 31, 1993 ------     1992
                                     Allocated     Unallocated      Total           Total
                                   -------------  ------------  -------------  -------------
Contributions:
  Employer                         $    511,570   $ 6,743,661   $  7,255,231   $  8,294,770
  Employee                           28,316,688                   28,316,688     25,308,431
  Allocation of 78,974 and 79,548
   shares, respectively, of
   Gannett Co., Inc. common
   stock, at market                   4,080,669                    4,080,669      3,788,299
                                   -------------  ------------  -------------  -------------
     Total contributions             32,908,927     6,743,661     39,652,588     37,391,500
                                   -------------  ------------  -------------  -------------
Investment income (loss):
  Interest and dividends              4,818,404     1,304,351      6,122,755      4,202,811
  Realized losses                      (131,202)                    (131,202)    (1,075,898)
  Unrealized gains                    8,345,329     6,314,975     14,660,304      9,234,218
                                   -------------  ------------  -------------  -------------
     Net investment income           13,032,531     7,619,326     20,651,857     12,361,131
                                   -------------  ------------  -------------  -------------
Transfer from other plans            16,923,031                   16,923,031     29,935,000
                                   -------------  ------------  -------------  -------------
     Total additions                 62,864,489    14,362,987     77,227,476     79,687,631
                                   -------------  ------------  -------------  -------------

Interest expense                          2,163     2,714,657      2,716,820      3,213,406
Allocation of 78,974 and 79,548
  shares, respectively, of
  Gannett Co., Inc. common
  stock, at market                                  4,080,669      4,080,669      3,788,299
Benefits paid to participants         7,618,226                    7,618,226      5,445,585
Administrative expenses                 335,057                      335,057        155,327
                                   -------------  ------------  -------------  -------------
     Total deductions                 7,955,446     6,795,326     14,750,772     12,602,617
                                   -------------  ------------  -------------  -------------
     Net increase                    54,909,043     7,567,661     62,476,704     67,085,014

Net assets available for benefits:
  Beginning of period                99,007,893    20,321,423    119,329,316     52,244,302
                                   -------------  ------------  -------------  -------------
  End of period                    $153,916,936   $27,889,084   $181,806,020   $119,329,316
                                   =============  ============  =============  =============


See accompanying notes
  to financial statements.


                          THE GANNETT CO., INC.
                           401(k) SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 1993



NOTE 1 - DESCRIPTION OF THE PLAN

General
- - -------
The Gannett 401(k) Savings Plan (the Plan) was formed on June 1, 1990 as a voluntary defined contribution plan covering eligible employees of Gannett
Co., Inc. (the Company) and its participating subsidiaries. Generally all employees of the Company hired prior to July 1, 1990 who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. Eligible employees hired on or after July 1, 1990 may participate in the Plan on the January first following their date of hire. The Plan is qualified under
Section 401(a) and 4975 (e)(7) and exempt from federal income taxes under
Section 501(a) of the Internal Revenue Code.

The Plan purchased Company common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of up to thirty years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal and interest, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with the Plan agreement.

The borrowing is collateralized by the unallocated shares of stock. The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock plus employee contributions (Allocated) and
(b)  stock not yet allocated to employees (Unallocated).

Administration of Plan Assets
- - -----------------------------
The Plan assets are managed under a trust agreement with Boston Safe Deposit and Trust Company (the Trustee). The Gannett Retirement Plan Committee serves as the plan administrator.

Plan Benefits
- - -------------
Company common stock is allocated to employees to the extent necessary to provide the monthly matching contribution. Investment income is allocated to participants' accounts based upon the relationship among their account balances on the last day of each month. Forfeitures are applied against future employer contributions. Participants become fully vested in the Company match after 3 years of service, including years of service prior to July 1, 1990.

Upon early termination, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, employees may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available.

Participant Loans
- - -----------------
Effective January 1, 1992, participant loans became available. Under the terms of the Plan, participants may borrow from their accounts up to 50% of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts and bear interest at prime rate plus 1% and are amortized over a period not to exceed five years.

Voting Rights
- - -------------
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee will vote the unallocated shares in the same ratio as participants vote the allocated shares.

Funding Policy
- - --------------
A participant may contribute on a pre-tax basis any whole percentage amount of up to 10 percent of compensation for a payroll period. The Company will generally match 25 percent of the first 4 percent of compensation that a participant contributes. The maximum annual participant contribution for 1993 was $8,994.

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan.

Plan Termination
- - ----------------
Although the Company has not expressed an intent to terminate the Plan agreement, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

See the Plan agreement for additional information.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in all material respects.

Valuation of Investments
- - ------------------------
Common stocks are valued based on prices quoted by major exchanges. Investments in pooled funds are valued according to the market value of assets held by the pooled fund. Insurance contracts are carried at cost which approximates market value as determined by the issuer of the contracts.

Revenue Recognition
- - -------------------
Contributions are recorded by the Plan at the time they are accrued by the employer. Income on plan investments is accrued when earned and gains or losses on such investments are recorded when realized. Changes in unrealized appreciation or depreciation of Plan investments during the year are included in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses
- - -----------------------
Certain administrative expenses, such as investment management fees and trustee fees, are paid by the Plan and are recognized on a cash basis. Management estimates that such cash basis amounts would not be materially different on an accrual basis. Other administrative expenses of the Plan, such as recordkeeping fees, are paid by the Company.

NOTE 3 - INVESTMENT FUNDS

Employees have the following investment options:

Fixed Income Fund
- - -----------------
The Fixed Income Fund invests in contracts with one or more major insurance companies.

Diversified Fund
- - ----------------
The Diversified Fund primarily invests in common stocks, however, based on market conditions, monies may be invested in bonds and other securities.

Gannett Stock Fund
- - ------------------
The Gannett Stock Fund primarily invests in the Company's common stock.

Active Bond Fund
- - ----------------
The Active Bond Fund invests in fixed income investments including corporate and government bonds and notes, mortgage-backed bonds, mortgages, private placement loans, money market instruments, nondollar bonds and financial futures and options on futures.

Money Market Fund
- - -----------------
The Money Market Fund invests in high-quality, short-term and intermediate-term fixed income investments.

All employee contributions and certain employer contributions are initially deposited into an interest-bearing Holding Account and then transferred to the appropriate investment fund based on the employees' investment elections.

NOTE 4 - LOAN PAYABLE

In 1990, the Plan entered into a $50,000,000 term loan agreement with the Company. The proceeds of the loan were used to purchase 1,250,000 shares of the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over a period of up to thirty years. The loan bears interest at nine percent, payable monthly.

NOTE 5 - TRANSFERS FROM OTHER PLANS

Effective October 1, 1992, the Gannett Employee Savings Plan (the Savings
Plan), a supplement to the Gannett Retirement Plan, was merged into the Plan. Participants with account balances in the Savings Plan had the option to either receive their account balances in a lump sum payment or transfer their account balance to the Plan. During 1992, $29,935,000 of the Savings Plan assets were transferred into the Plan with the remaining $100,268 transferred in 1993.

Effective July 1, 1993, the following profit sharing plans were merged into the Plan; Citizen Publishing Company Plan, Green Bay Press-Gazette Employee
Profit Sharing Plan, Wausau-Merrill Daily Herald Savings and Profit Sharing Plan, and the Free Press Profit Sharing Plan. A total of $16,822,763 was transferred into the Plan as a result of these mergers.

NOTE 6 - NET ASSETS AND CHANGES IN NET ASSETS BY INVESTMENT FUND

The following information presents the net assets and changes in net assets for the year ended December 31, 1993 by investment fund.


                                             THE GANNETT CO., INC.
                                              401(k) SAVINGS PLAN
                             NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                               DECEMBER 31, 1993



                                                Fixed                                             Money
                                    Holding     Income     Diversified   Gannett      Active     Market        Loan         Total
                                    Account      Fund         Fund      Stock Fund  Bond Fund     Fund         Fund       Allocated
                                  ----------  -----------  -----------  ----------  ----------  ----------  ----------  ------------
      Assets
      ------

Cash                              $   11,768  $         1  $     2,401              $        1  $        1              $     14,172
Investments, at market value
 (cost of $139,505,950 and
  $91,712,304, respectively):

  Gannett Co., Inc. common stock                                        $34,053,674                                       34,053,674
  Other common stocks                                       35,414,092                                                    35,414,092
  Pooled funds                     2,201,350    1,241,220   13,300,800      417,029  9,923,317   4,096,745                31,180,461
  Insurance contracts                          49,424,894                                                                 49,424,894
  Participant loans                                                                                         $2,826,850     2,826,850
                                  ----------  -----------  -----------  ----------- ----------  ----------  ----------  ------------
   Total investments               2,201,350   50,666,114   48,714,892   34,470,703  9,923,317   4,096,745   2,826,850   152,899,971

Receivables:
  Employer contribution               21,281                                                                                  21,281
  Employee contributions             114,740                                                                                 114,740
  Interest and dividends               9,396        1,577      103,394      191,797        333      10,443      14,445       331,385
  Securities sold                                              335,625                                                       335,625
  Other receivable                     6,601                                                                                   6,601
                                  ----------  -----------  -----------  ----------- ----------  ----------  ----------  ------------
   Total receivables                 152,018        1,577      439,019      191,797        333      10,443      14,445       809,632

Accrued allocation of 10,794
  shares of Gannett Co., Inc.
  common stock for November and
  December 1993, at market                                                  610,134                                          610,134
                                  ----------  -----------  -----------  ----------- ----------  ----------  ----------  ------------
   Total assets                    2,365,136   50,667,692   49,156,312   35,272,634  9,923,651   4,107,189   2,841,295   154,333,909

   Liabilities
   -----------
Due to broker for
 securities purchased                                                       416,973                                          416,973
                                  ---------   -----------  -----------  ----------- ----------  ----------  ----------  ------------

   Net assets available           $2,365,136  $50,667,692  $49,156,312  $34,855,661 $9,923,651  $4,107,189  $2,841,295  $153,916,936
   for benefits                   ==========  ===========  ===========  =========== ==========  ==========  ==========  ============


                                             THE GANNETT CO., INC.
                                              401(k) SAVINGS PLAN
                        CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                     FOR THE YEAR ENDED DECEMBER 31, 1993


                                          Fixed                                            Money
                             Holding     Income      Diversified    Gannett     Active     Market      Loan         Total
                             Account      Fund           Fund     Stock Fund  Bond Fund     Fund       Fund       Allocated
                           ------------ ------------ ------------ ----------- ---------- ----------- ----------  -------------
Contributions:
  Employer                 $   235,457                            $   276,113                                    $    511,570
  Employee                  28,302,221                                 14,467                                      28,316,688
  Allocation of 78,974
   shares of Gannett
   Co., Inc. common
   stock, at market                                                 4,080,669                                       4,080,669
                           ------------ ------------ ------------ ----------- ---------- ----------- ----------  -------------
   Total                    28,537,678                              4,371,249                                      32,908,927

Investment income (loss):
  Interest and dividends       123,147  $ 2,559,722  $   735,711      667,315 $  460,758 $  154,101  $  117,650     4,818,404
  Realized (losses) gains                               (134,531)                  3,173        156                  (131,202)
  Unrealized gains                                     4,349,679    3,718,325    276,552        773                 8,345,329
                           ------------ ------------ ------------ ----------- ---------- ----------- ----------  -------------
    Net investment income      123,147    2,559,722    4,950,859    4,385,640    740,483    155,030     117,650    13,032,531

Transfer from other plans:
  Gannett profit sharing
  & savings plans           16,923,031                                                                             16,923,031
                           ------------ ------------ ------------ ----------- ---------- ----------- ----------  -------------
    Total additions         45,583,856    2,559,722    4,950,859    8,756,889    740,483    155,030     117,650    62,864,489

Deductions:
  Benefits paid
    to participants            108,369    3,461,594    1,612,127    1,390,592    352,083    693,461                 7,618,226
  Interest expense                                         2,163                                                        2,163
  Administrative
    expenses                     6,150       42,972      213,966       12,712     39,152     20,105                   335,057
                           ------------ ------------ ------------ ----------- ---------- ----------- ----------  -------------
    Total deductions           114,519    3,504,566    1,828,256    1,403,304    391,235    713,566                 7,955,446
                           ------------ ------------ ------------ ----------- ---------- ----------- ----------  -------------
    Net increase
      (decrease)            45,469,337     (944,844)   3,122,603    7,353,585    349,248   (558,536)    117,650    54,909,043

Interfund transfers,
  net                      (45,218,186)  15,068,439   18,478,840    6,702,001  4,127,389   (402,858)  1,244,375

Net assets available
 for benefits:
    Beginning of year        2,113,985   36,544,097   27,554,869   20,800,075  5,447,014  5,068,583   1,479,270    99,007,893
                           ------------ ------------ ------------ ----------- ---------- ----------- ----------  -------------
   End of year             $ 2,365,136  $50,667,692  $49,156,312  $34,855,661 $9,923,651 $4,107,189  $2,841,295  $153,916,936
                           ============ ============ ============ =========== ========== =========== ==========  =============


                                      10 - 13

                                                             Schedule I
                          THE GANNETT CO., INC
                           401(k) SAVINGS PLAN
                         SCHEDULE OF INVESTMENTS
                            DECEMBER 31, 1993


    Shares/                                                                    Market
  Par Value            Description                             Cost             Value
  ---------     ----------------------------------------- -------------    -------------
                ALLOCATED
                Common Stocks
                -------------
    20,000      Allegheny Ludlum Corp.                    $     265,150    $     477,500
    14,000      Altel Corp.                                     361,970          413,000
    12,000      Amoco Corp.                                     673,380          634,500
    12,000      Bausch & Lomb, Inc.                             565,842          615,000
    20,000      Baxter Intl. Inc.                               588,036          487,500
    10,000      Burlington Res. Inc.                            424,950          423,750
    20,000      Cellular Communications Inc.                    768,875          935,000
    11,000      Colgate Palmolive Co.                           568,645          686,125
    17,000      Compuware Corp.                                 414,126          442,000
    41,900      Cone Mls Corp.                                  694,398          707,063
    15,000      Crown Cork & Seal, Inc.                         470,263          628,125
    15,000      Dillard Dept. Stores, Inc.                      572,375          570,000
    20,000      El Paso Nature Gas Co.                          651,680          720,000
    10,000      Exxon Corp.                                     650,313          631,250
    15,000      Gillette Co.                                    855,050          894,375
    20,000      Home Depot Inc.                                 926,417          790,000
    17,000      Homestake Mng Co.                               311,440          374,000
    25,000      Illinois Cent Corp.                             407,140          896,875
     2,000      IBM                                             113,766          113,000
    11,000      International Paper Co.                         734,029          745,250
    30,000      Itel Corp.                                      732,765          840,000
    16,000      Johnson & Johnson                               737,087          718,000
    12,000      Kimberly Clark Corp.                            585,532          622,500
    25,000      Kirby Corp.                                     239,639          534,375
    52,500      La Quinta Inns Inc.                             822,500        1,850,625
    15,000      Loctite Corp.                                   634,800          551,250
    30,000      MCI Communications Corp.                        448,590          847,500
    21,000      Meyer Fred Inc.                                 576,516          756,000
     7,000      Microsoft Corp.                                 586,833          564,375
    11,000      Mobil Corp.                                     705,243          870,375
    22,500      Molex Inc.                                      581,375          798,750
    11,000      JP Morgan & Co.                                 688,088          763,125
    11,000      Morton International Inc.                       587,597        1,028,500
     6,000      Motorola Inc.                                   198,347          553,500
    18,000      Nestle                                          651,250          777,654
    10,000      Newmont Mng Corp.                               464,450          576,250
    22,000      Northern Trust Corp.                            919,385          871,750
    24,000      Pacific Telesis Group                         1,227,208        1,302,000
    19,000      Pactel Corp.                                    437,000          472,625
    23,000      Pepsico Inc.                                    886,815          940,125
    17,000      Placer Dome Inc.                                311,440          422,875
    15,000      Premark International Inc.                      690,510        1,203,750
    20,000      Raychem Corp.                                   798,900          750,000
     7,000      Schering Plough Corp.                           389,625          479,500
    20,000      Sherwin Williams Co.                            588,775          715,000
    20,000      Sybron Corp.                                    351,118          640,000
    11,000      Texaco Inc.                                     682,008          712,250
    10,000      Union Pacific Corp.                             646,950          626,250
    15,000      US Healthcare Inc.                              697,430          864,375
    10,000      Upjohn Co.                                      301,938          290,000
     6,000      Xtra Corp.                                      262,770          286,500
                                                             ----------       ----------
                   Total diversified fund                    29,450,329       35,414,092


   594,824      Gannett Co., Inc. (Gannett Stock Fund)       26,894,585       34,053,674 *
                                                             ----------       ----------

                   Total common stocks                       56,344,914       69,467,766
                                                             ----------       ----------

                Pooled Funds
                ------------
17,161,184      The Boston Company, Inc. Pooled
                  Employee Funds Daily Liquidity Fund        17,161,184       17,161,184 *
    80,561      Morgan Managed Bond Fund                      9,454,067        9,725,002 *
     3,867      Morgan Commingled Fund Liquidity Fund         3,867,000        3,867,000
       406      Morgan Common Fund Reserve Fund                 427,041          427,275
                                                             ----------       ----------
                   Total pooled funds                        30,909,292       31,180,461
                                                             ----------       ----------
                Insurance Contracts
                -------------------
 5,782,394      Peoples Security Life Insurance Co.,
                   5.38%, due 6/30/96                         5,782,394        5,782,394
 8,002,026      Canada Life Assurance Co.
                   4.73%, due 12/29/95                        8,002,026        8,002,026
 8,402,440      Prudential Asset Mgmt Co.
                   8.19%, due 6/30/95                         8,402,440        8,402,440
 5,044,326      Principal Mutual Co.
                   4.87%, due 12/31/96                        5,044,326        5,044,326
 6,385,326      Provident Life & Accident Insurance Co.,
                   5.25%, due 7/1/96                          6,385,326        6,385,326
 5,120,811      Great-West Life & Annuity Insurance Co.,
                   4.85%, due 6/30/96                         5,120,811        5,120,811
 8,687,301      Metropolitan Life
                   4.82%, due 6/30/97                         8,687,301        8,687,301
 2,000,270      Protective Life
                   5.06%, due 12/31/96                        2,000,270        2,000,270
                                                            -----------       ----------
                   Total insurance contracts                 49,424,894       49,424,894
                                                            -----------       ----------
 2,826,849      Participant loans                             2,826,850        2,826,850
                                                            -----------      -----------
                   Total allocated                          139,505,950      152,899,971
                                                            -----------      -----------

                 UNALLOCATED
                 -----------
   967,731      Gannett Co., Inc. common stock               38,709,240       55,402,600 *
     1,742      The Boston Company, Inc. Pooled
                  Employee Funds Daily Liquidity Fund             1,742            1,742
                                                           ------------     ------------
                   Total unallocated                         38,710,982       55,404,342
                                                           ------------     ------------
                   Total investments                      $ 178,216,932    $ 208,304,313
                                                           ============     ============



* Represents in excess of 5% of
   net assets available for benefits.


This schedule was prepared
 from data certified by Boston
 Safe Deposit and Trust Company.



                                                                       Schedule II
                     THE GANNETT CO., INC. 401(k) SAVINGS PLAN
                             SCHEDULE OF TRANSACTIONS
                            AND SERIES OF TRANSACTIONS
                IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                       FOR THE YEAR ENDED DECEMBER 31, 1993


                                               Mature    (M)
                                               Purchases (P)                               Gain
      Description                              Sales     (S)     Cost         Proceeds    (Loss)
- - --------------------------------------------- -------------- ------------    -----------  ------
Common Stock
- - ------------
  Gannett Co., Inc.                              31 P        $  6,329,074

Pooled Funds
- - ------------
  The Boston Company, Inc. Pooled               368 P          90,883,961
    Employee Funds Daily Liquidity Fund         277 S          82,656,077    $82,656,077
  Boston Safe and Deposit Trust Late              4 P           9,416,468
    Money Deposit Account - Liquidity Fund        4 S           9,416,468      9,416,468
  Morgan Liquidity Fund                          56 P           6,307,000
                                                 64 S           7,019,000      7,019,000

Insurance Contracts
- - -------------------
  Peoples Security Life Insurance Co.,            7 S           1,640,179      1,640,179
     5.38%, due 6/30/96                          26 P           4,619,067
  Canada Life Assurance Co.                       7 P           8,187,485
     4.73%, due 12/29/95                          1 S             185,459        185,459
  Metropolitan Life                               7 P           8,687,300
     4.82%, due 6/30/97
  Prudential Asset Management                     5 P             338,936
                                                  1 M           9,577,293      9,577,293



This schedule was prepared
 from data certified by Boston
 Safe Deposit and Trust Company.


                           SIGNATURES


      The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 THE GANNETT CO., INC.
                                 401(k) SAVINGS PLAN


                                 s/ Jimmy L. Thomas
                                 ----------------------
Date: June 29, 1994              Name:  Jimmy L. Thomas
                                 Title: Senior Vice President/
                                 Financial Services and Treasurer

               CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35305) of Gannett Co., Inc. of our report dated June 9, 1994 on the financial statements of The Gannett Co., Inc. 401(k) Savings Plan which appears in this Form 11-K for the year ended December 31, 1993.




PRICE WATERHOUSE



Washington, D.C.
June 27, 1994